Filed Pursuant to Rule 433

Registration No. 333-221305

Supplementing the Preliminary Prospectus

Supplement dated August 10, 2020

(To Prospectus dated November 2, 2017)

Ecolab Inc.

$1,100,000,000

$600,000,000 1.300% Notes due 2031

$500,000,000 2.125% Notes due 2050

Pricing Term Sheet

August 10, 2020

Issuer:	Ecolab Inc.
Type of Offering:	SEC Registered (No. 333-221305)
Trade Date:	August 10, 2020
Anticipated Ratings*:	Baa1 (positive outlook) by Moody’s Investors Service, Inc. A- (stable outlook) by S&P Global Ratings A- (stable outlook) by Fitch Ratings, Inc.
Settlement Date**:	August 13, 2020 (T+3)
Joint Book-Running Managers:	Citigroup Global Markets Inc. Credit Suisse Securities (USA) LLC Goldman Sachs & Co. LLC J.P. Morgan Securities LLC Barclays Capital Inc. BofA Securities, Inc. SMBC Nikko Securities America, Inc.
Co-Managers:	MUFG Securities Americas Inc. Mizuho Securities USA LLC

Title:	1.300% Notes due 2031	2.125% Notes due 2050
Principal Amount:	$600,000,000	$500,000,000
Maturity Date:	January 30, 2031	August 15, 2050
Coupon:	1.300%	2.125%
Interest Payment Dates:	January 30 and July 30, beginning January 30, 2021 (short first coupon)	February 15 and August 15, beginning February 15, 2021
Price to Public:	99.942%	99.121%
Benchmark Treasury:	UST 0.625% due May 15, 2030	UST 2.000% due February 15, 2050

Benchmark Treasury Price and Yield:	100-15; 0.576%	118-27+; 1.235%
Spread to Benchmark Treasury:	+73 basis points	+93 basis points
Yield to Maturity:	1.306%	2.165%
Make-Whole Call:	T+15 bps	T+15 bps
Par Call:	On or after October 30, 2030	On or after February 15, 2050
CUSIP/ISIN:	278865 BF6 / US278865BF65	278865 BG4 / US278865BG49

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**We expect that delivery of the notes will be made against payment therefor on or about August 13, 2020, which is three business days following the date of pricing of the notes (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade their notes on any date prior to two business days before delivery will be required, by virtue of the fact that the notes initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of notes who wish to trade their notes on any date prior to two business days before delivery should consult their own advisor.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. at 1-800-831-9146, Credit Suisse Securities (USA) LLC toll-free at (800) 221-1037, Goldman Sachs & Co. LLC at 1-866-471-2526 or J.P. Morgan Securities LLC collect at (212) 834-4533.

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